[Letterhead of LeBoeuf, Lamb, Greene & MacRae LLP]

September 25, 2007

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:                   Energy East Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 16, 2007
File No. 1-14766

Dear Mr. Owings:

On behalf of Energy East Corporation (the “Company”), we have set forth below the responses of the Company to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated September 12, 2007 to Wesley W. von Schack.  The Company is currently filing via EDGAR a revised preliminary proxy statement (the “Revised Proxy”).  The Revised Proxy reflects the Company’s responses to Staff’s comments as well as certain conforming and updating changes.  For your convenience, we will separately deliver to Staff five marked copies of the Revised Proxy, which have been marked to show changes made from the initial filing.

For ease of reference, we reproduce below the Staff’s comments from the September 12, 2007 letter in bold, and include under each comment the response of the Company.

The Merger, page 20

1.                                       We note your disclosure “The rights and obligations of the parties to the merger agreement are governed by the express terms and conditions of the merger agreement and not by our discussion or any other information contained in this proxy statement.”  Please revise to remove any potential implication that your discussion of the merger agreement does not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the disclosure on page 20 has been revised to eliminate the referenced sentence.

The Merger Agreement, page 49

2.                                       You state that “[t]he rights and obligations of the parties to the merger agreement are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement.”  We also note your disclosure that the merger agreement “is not intended to provide any other factual information about Energy East.”  Please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the disclosure on page 49 has been revised to eliminate the referenced statements.  The Company also has included in this introductory paragraph on page 49 additional statements to indicate that the summary is qualified by reference to the merger agreement that is attached to the proxy statement as Annex A and to alert shareholders to the possibility that the summary may not contain all of the information about the merger agreement that is important to them.

3.                                       We note your disclosure that “you should not rely on the representations and warranties in the merger agreement (or the summaries below) as characterizations of the actual state of facts about Energy East.”  Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.  Please confirm your understanding in this regard.

The Company has authorized us to confirm that it understands that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

The Company has authorized us to acknowledge on its behalf that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 424-8170 with any questions regarding the foregoing.

Sincerely yours,

/s/ William S. Lamb

William S. Lamb

cc:                                 Paul K. Connolly, Jr., Esq. (Energy East Corporation)

Crayton Bell, Esq. (Milbank, Tweed, Hadley & McCloy LLP)